新世界發展有限公司
New World Development Company Limited

02 MAY 29 AM 11:29

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

May 16, 2002

02034453

SUPPL

Dear Sirs

**Re: File Number 82-2971**
**New World Development Co Ltd**
**<u>Rule 12g3-2 (b) exemption</u>**

We refer to the above and enclose herewith Announcement dated May 15, 2002 in connection with a Connected Transaction of the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

PROCESSED
JUN 06 2002
THOMSON FINANCIAL

Encls.
MP/jc

c.c. Ms Ellen Lin - The Bank of New York

香港中環皇后大道中18號新世界大廈30樓 電話 (852) 2523 1056 傳真 (852) 2810 4673
30/F, New World Tower, 18 Queen's Road Central, Hong Kong Tel (852) 2523 1056 Fax (852) 2810 4673

新世界發展有限公司
New World Development Company Limited
*(Incorporated in Hong Kong with limited liability)*

## CONNECTED TRANSACTION

Reference is made to the announcement of the Company dated 6th February, 2002 in relation to the Shareholders Agreement of the Joint Venture Company formed for the purpose of developing the Tseung Kwan O Station Development Project with MTRC.

The Directors wish to announce that each of the Company, Chow Tai Fook and Wee had on 15th May, 2002 entered into the Financing Documents to secure the obligations of the Joint Venture Company in respect of the Facility. The financial obligations of the Company, Chow Tai Fook and Wee under the Financing Documents are several and are in principle in accordance with their respective Relevant Percentage in the Joint Venture Company. However the financial obligations of the Company, Chow Tai Fook and Wee under the Financing Documents may be adjusted if one of the party defaults under the Development Agreement. Under such circumstances, the other non-defaulting parties will have to assume the financial obligations of the defaulting party under the Financing Documents on a pro rata basis amongst the non-defaulting parties so that a party may have to assume the financial obligations under the Financing Documents greater than its Relevant Percentage.

Chow Tai Fook together with its subsidiaries own approximately 38.10 per cent. of the issued share capital of the Company. Being a controlling shareholder of the Company, Chow Tai Fook is regarded as a connected person of the Company for the purpose of the Listing Rules on the Stock Exchange. Under the Listing Rules, the entering into of the Financing Documents by the Company would constitute a connected transaction of the Company. As the total amount relating to such connected transaction is approximately 2.31% of the consolidated net tangible assets of the Group as at 31 December, 2001, it is only subject to the disclosure requirements under Rule 14.25 (1) of the Listing Rules.

### THE FINANCING DOCUMENTS

**(1) The Guarantee dated 15th May, 2002**

Parties

(a) the Company as guarantor
(b) the Agent as agent

**(2) The Funding Agreement dated 15th May, 2002**

Parties

(a) the Company, Chow Tai Fook and Wee as obligors;
(b) the Joint Venture Company as borrower
(c) the Agent as agent

**(3) The Performance and Completion Undertaking dated 15th May, 2002**

Parties

(a) the Company, Chow Tai Fook and Wee as obligors;
(b) the Agent as agent

### FINANCIAL OBLIGATIONS OF THE COMPANY UNDER THE FINANCING DOCUMENTS

The financial obligations of the Company, Chow Tai Fook and Wee under the Financing Documents are in accordance with the Relevant Percentage, being in the case of the Company and Chow Tai Fook, 45 % and 30% respectively. It is a term of each of the Financing Documents that if any of the Company, Chow Tai Fook and Wee defaults under the Development Agreement, the other non-defaulting parties, as amongst themselves on a pro rata basis, will have to assume the financial obligations of the defaulting party under the Financing Documents so that the financial obligations of the non-defaulting parties under the Financing Documents will be increased to cover the Relevant Percentage of the defaulting party. Under such hypothetical situation a non-defaulting party will have to assume the financial obligations under the Financing Documents greater than such non-defaulting party's Relevant Percentage.

The arrangements under the Financing Documents were arrived at after arm's length negotiation between, inter alia, the Joint Venture Company and the Company with the banks and are on normal commercial terms.

### CONNECTED TRANSACTION

Chow Tai Fook together with its subsidiaries own approximately 38.10 per cent. of the issued share capital of the Company. Being a controlling shareholder of the Company, Chow Tai Fook is regarded as a connected person of the Company for the purpose of the Listing Rules on the Stock Exchange. Under the Listing Rules, the entering into of the Financing Documents by the Company would constitute a connected transaction of the Company. As the total amount relating to such connected transaction is approximately 2.31% of the consolidated net tangible assets of the Group as at 31 December, 2001, it is therefore only subject to the disclosure requirements under Rule 14.25 (1) of the Listing Rules.

Further details in relation to this connected transaction will be disclosed in the next published annual report of the Company.

**REASONS FOR ENTERING INTO THE TRANSACTIONS**

The Group is principally engaged in the business of property investment and development, infrastructure, services and telecommunications, and the operations of the Group are focused in Hong Kong and the People's Republic of China. The Company's participation in the Project and its entering into of the Development Agreement is in furtherance of its business of property development in Hong Kong. The Facility will finance the construction and development of the Project. The Directors (including the independent non-executive Directors) consider that it is in the interests of the Company to enter into the Financing Documents to secure the obligation of the Joint Venture Company in respect of the Facility. The aforesaid provision of each of the Financing Documents to the effect that if any of the Company, Chow Tai Fook and Wee defaults under the Development Agreement, the other non-defaulting parties, as amongst themselves on a pro rata basis, will have to assume the financial obligations of the defaulting party under the Financing Documents so that the financial obligations of the non-defaulting parties under the Financing Documents will be increased to cover the Relevant Percentage of the defaulting party is inserted at the request of the lenders.

**DEFINITIONS**

| | |
|---|---|
| "Agent" | means the agent for the lenders in respect of the Facility |
| "Chow Tai Fook" | Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company |
| "Company" | New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange |
| "Company Subsidiary" | a wholly-owned subsidiary of the Company which is a shareholder as to 45% in the Joint Venture Company |
| "Development Agreement" | an agreement dated 6th February, 2002 entered into between MTRC, the Company, Chow Tai Fook, Wee, and the Joint Venture Company in relation to the development of the Project |
| "Directors" | the directors of the Company |
| "Facility" | the HK$1,300 million term loan facility granted by a syndicate of banks to the Joint Venture Company to finance the construction and development of the Project |
| "Funding Agreement" | the funding agreement dated 15th May, 2002 entered into by, inter alia, the Company, Chow Tai Fook and Wee in favour of the Agent as security for the Facility |
| "Financing Documents" | the Funding Agreement, the Guarantee and the Performance and Completion Undertaking |
| "Group" | the Company and its subsidiaries |
| "Guarantee" | deed of guarantee dated 15th May, 2002 entered into by the Company in favour of the Agent as security for the Facility |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Joint Venture Company" | Jade Gain Enterprises Limited, a company incorporated in Hong Kong with limited liability and beneficially owned as to 45% by the Company Subsidiary, 30% by Chow Tai Fook and 25% by a subsidiary of Wee |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "MTRC" | MTR Corporation Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange |
| "Performance and Completion Undertaking" | the performance and completion undertaking dated 15th May, 2002 entered into by the Company, Chow Tai Fook and Wee in favour of the Agent as security for the Facility |
| "Project" | the development and construction of residential accommodation, commercial accommodation and associated facilities at Tseung Kwan O Town Lot No. 75 Area 55b development site located adjacent to the MTR Tseung Kwan O Station with a development area of approximately 1,041,923 square feet |
| "Relevant Percentage" | in proportion to each Shareholder's respective shareholding percentage in the Joint Venture Company and in the case of the Company, Chow Tai Fook and Wee, means 45%, 30% and 25% respectively |
| "Shareholders" | together, the Company Subsidiary, Chow Tai Fook and a subsidiary of Wee being all the shareholders of the Company as at the date of the Shareholders Agreement |
| "Shareholders' Agreement" | an agreement dated 6th February, 2002 entered into between the Company, the Company Subsidiary, Chow Tai Fook, Wee, a subsidiary of Wee and the Joint Venture Company in relation to the Joint Venture Company |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Wee" | Wee Investments (Pte.) Limited, a company incorporated in Singapore with limited liability, an independent third party |

By order of the board
**NEW WORLD DEVELOPMENT COMPANY LIMITED**
**LEUNG CHI-KIN, STEWART**
*Company Secretary*



Hong Kong, 15th May, 2002

2

新世界發展有限公司
New World Development Company Limited
*(Incorporated in Hong Kong with limited liability)*

# CONNECTED TRANSACTION

Reference is made to the announcement of the Company dated 6th February, 2002 in relation to the Shareholders Agreement of the Joint Venture Company formed for the purpose of developing the Tseung Kwan O Station Development Project with MTRC.

The Directors wish to announce that each of the Company, Chow Tai Fook and Wee had on 15th May, 2002 entered into the Financing Documents to secure the obligations of the Joint Venture Company in respect of the Facility. The financial obligations of the Company, Chow Tai Fook and Wee under the Financing Documents are several and are in principle in accordance with their respective Relevant Percentage in the Joint Venture Company. However the financial obligations of the Company, Chow Tai Fook and Wee under the Financing Documents may be adjusted if one of the party defaults under the Development Agreement. Under such circumstances, the other non-defaulting parties will have to assume the financial obligations of the defaulting party under the Financing Documents on a pro rata basis amongst the non-defaulting parties so that a party may have to assume the financial obligations under the Financing Documents greater than its Relevant Percentage.

Chow Tai Fook together with its subsidiaries own approximately 38.10 per cent. of the issued share capital of the Company. Being a controlling shareholder of the Company, Chow Tai Fook is regarded as a connected person of the Company for the purpose of the Listing Rules on the Stock Exchange. Under the Listing Rules, the entering into of the Financing Documents by the Company would constitute a connected transaction of the Company. As the total amount relating to such connected transaction is approximately 2.31% of the consolidated net tangible assets of the Group as at 31 December, 2001, it is only subject to the disclosure requirements under Rule 14.25 (1) of the Listing Rules.

## THE FINANCING DOCUMENTS

**(1) The Guarantee dated 15th May, 2002**

Parties

(a) the Company as guarantor
(b) the Agent as agent

**(2) The Funding Agreement dated 15th May, 2002**

Parties

(a) the Company, Chow Tai Fook and Wee as obligors;
(b) the Joint Venture Company as borrower
(c) the Agent as agent

**(3) The Performance and Completion Undertaking dated 15th May, 2002**

Parties

(a) the Company, Chow Tai Fook and Wee as obligors;
(b) the Agent as agent

## FINANCIAL OBLIGATIONS OF THE COMPANY UNDER THE FINANCING DOCUMENTS

The financial obligations of the Company, Chow Tai Fook and Wee under the Financing Documents are in accordance with the Relevant Percentage, being in the case of the Company and Chow Tai Fook, 45 % and 30% respectively. It is a term of each of the Financing Documents that if any of the Company, Chow Tai Fook and Wee defaults under the Development Agreement, the other non-defaulting parties, as amongst themselves on a pro rata basis, will have to assume the financial obligations of the defaulting party under the Financing Documents so that the financial obligations of the non-defaulting parties under the Financing Documents will be increased to cover the Relevant Percentage of the defaulting party. Under such hypothetical situation a non-defaulting party will have to assume the financial obligations under the Financing Documents greater than such non-defaulting party's Relevant Percentage.

The arrangements under the Financing Documents were arrived at after arm's length negotiation between, inter alia, the Joint Venture Company and the Company with the banks and are on normal commercial terms.

## CONNECTED TRANSACTION

Chow Tai Fook together with its subsidiaries own approximately 38.10 per cent. of the issued share capital of the Company. Being a controlling shareholder of the Company, Chow Tai Fook is regarded as a connected person of the Company for the purpose of the Listing Rules on the Stock Exchange. Under the Listing Rules, the entering into of the Financing Documents by the Company would constitute a connected transaction of the Company. As the total amount relating to such connected transaction is approximately 2.31% of the consolidated net tangible assets of the Group as at 31 December, 2001, it is therefore only subject to the disclosure requirements under Rule 14.25 (1) of the Listing Rules.

Further details in relation to this connected transaction will be disclosed in the next published annual report of the Company.

**REASONS FOR ENTERING INTO THE TRANSACTIONS**

The Group is principally engaged in the business of property investment and development, infrastructure, services and telecommunications, and the operations of the Group are focused in Hong Kong and the People's Republic of China. The Company's participation in the Project and its entering into of the Development Agreement is in furtherance of its business of property development in Hong Kong. The Facility will finance the construction and development of the Project. The Directors (including the independent non-executive Directors) consider that it is in the interests of the Company to enter into the Financing Documents to secure the obligation of the Joint Venture Company in respect of the Facility. The aforesaid provision of each of the Financing Documents to the effect that if any of the Company, Chow Tai Fook and Wee defaults under the Development Agreement, the other non-defaulting parties, as amongst themselves on a pro rata basis, will have to assume the financial obligations of the defaulting party under the Financing Documents so that the financial obligations of the non-defaulting parties under the Financing Documents will be increased to cover the Relevant Percentage of the defaulting party is inserted at the request of the lenders.

**DEFINITIONS**

| | |
|---|---|
| "Agent" | means the agent for the lenders in respect of the Facility |
| "Chow Tai Fook" | Chow Tai Fook Enterprises Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company |
| "Company" | New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange |
| "Company Subsidiary" | a wholly-owned subsidiary of the Company which is a shareholder as to 45% in the Joint Venture Company |
| "Development Agreement" | an agreement dated 6th February, 2002 entered into between MTRC, the Company, Chow Tai Fook, Wee, and the Joint Venture Company in relation to the development of the Project |
| "Directors" | the directors of the Company |
| "Facility" | the HK$1,300 million term loan facility granted by a syndicate of banks to the Joint Venture Company to finance the construction and development of the Project |
| "Funding Agreement" | the funding agreement dated 15th May, 2002 entered into by, inter alia, the Company, Chow Tai Fook and Wee in favour of the Agent as security for the Facility |
| "Financing Documents" | the Funding Agreement, the Guarantee and the Performance and Completion Undertaking |
| "Group" | the Company and its subsidiaries |
| "Guarantee" | deed of guarantee dated 15th May, 2002 entered into by the Company in favour of the Agent as security for the Facility |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Joint Venture Company" | Jade Gain Enterprises Limited, a company incorporated in Hong Kong with limited liability and beneficially owned as to 45% by the Company Subsidiary, 30% by Chow Tai Fook and 25% by a subsidiary of Wee |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "MTRC" | MTR Corporation Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange |
| "Performance and Completion Undertaking" | the performance and completion undertaking dated 15th May, 2002 entered into by the Company, Chow Tai Fook and Wee in favour of the Agent as security for the Facility |
| "Project" | the development and construction of residential accommodation, commercial accommodation and associated facilities at Tseung Kwan O Town Lot No. 75 Area 55b development site located adjacent to the MTR Tseung Kwan O Station with a development area of approximately 1,041,923 square feet |
| "Relevant Percentage" | in proportion to each Shareholder's respective shareholding percentage in the Joint Venture Company and in the case of the Company, Chow Tai Fook and Wee, means 45%, 30% and 25% respectively |
| "Shareholders" | together, the Company Subsidiary, Chow Tai Fook and a subsidiary of Wee being all the shareholders of the Company as at the date of the Shareholders Agreement |
| "Shareholders' Agreement" | an agreement dated 6th February, 2002 entered into between the Company, the Company Subsidiary, Chow Tai Fook, Wee, a subsidiary of Wee and the Joint Venture Company in relation to the Joint Venture Company |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Wee" | Wee Investments (Pte.) Limited, a company incorporated in Singapore with limited liability, an independent third party |

By order of the board
**NEW WORLD DEVELOPMENT COMPANY LIMITED**
**LEUNG CHI-KIN, STEWART**
*Company Secretary*

Hong Kong, 15th May, 2002

4